Issuer Free Writing Prospectus Dated March 15, 2006

Filed Pursuant to Rule 433

Registration Statement No. 333-111623

Issuer:		Xerox Corporation
Security Description:		Senior Notes
Distribution:		SEC Registered
Face:		$700,000,000
Gross Proceeds:		$695,891,000
Coupon:		6.400%
Maturity:		March 15, 2016
Offering Price:		99.413%
Yield to Maturity:		6.481%
Spread to Treasury:		+175bps
Benchmark:		UST 4.5% 2/16
Ratings:		Ba2/BB+
Interest Pay Dates:		March 15 and September 15
Beginning:		September 15, 2006
Record Dates:		March 1 and September 1

Optional redemption:		Make whole call @ T+50bps

Change of control:		Put @ 101% of principal plus accrued interest

Trade Date:		March 15, 2006
Settlement Date:	(T+3)	March 20, 2006

Maximum Concession to Dealers:		0.375%
Maximum Re-allowance Concession:		0.250%

CUSIP:		984121BP7
ISIN: US984121BP74

Bookrunners:		JPMorgan
Goldman, Sachs & Co.

Co-Lead Mgrs:		Citigroup
Banc of America Securities LLC
Bear, Stearns & Co. Inc.
Deutsche Bank Securities

Co-Managers:		Barclays Capital
BNP PARIBAS
Merrill Lynch & Co.

The following information updates and supersedes the information in our Prospectus Supplement, Subject to Completion dated March 15, 2006, To Prospectus Dated February 3, 2004.

Change in Offering Size

We are offering $700,000,000 aggregate principal amount of 6.40% Senior Notes due 2016.

Use of Proceeds

The net proceeds of this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, are expected to be approximately $688.2 million. We intend to use a portion of the net proceeds to finance customer purchases of equipment, in lieu of borrowing under our existing senior secured loan agreements, and for other general corporate purposes, and may use a portion of the net proceeds to repay all or a portion of the $300 million term loan tranche outstanding under the 2003 Credit Facility. The current interest rate applicable to the term loan tranche under the 2003 Credit Facility is 6.35%. The term loan tranche outstanding under the 2003 Credit Facility matures on September 30, 2008.

Capitalization

The following numbers in the Adjusted column of the Capitalization table appearing on page S-14 of the preliminary prospectus are amended to read as follows:

Cash and cash equivalents (1)	$2,010

Total cash, cash equivalents and short-term investments	2,254

Senior Notes due 2016	696

Total Debt	7,974

Total Capitalization	$15,996

Footnote (1) to the Capitalization table is amended to read as follows:

(1) The net proceeds of this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, are expected to be approximately $688.2 million. We intend to use a portion of the net proceeds to finance customer purchases of equipment, in lieu of borrowing under our existing senior secured loan agreements, and for other general corporate purposes, and may use a portion of the net proceeds to repay all or a portion of the $300 million term loan tranche outstanding under the 2003 Credit Facility. The current interest rate applicable to the term loan tranche under the 2003 Credit Facility is 6.35%. The term loan tranche outstanding under the 2003 Credit Facility matures on September 30, 2008.

Pro Forma Financial Data

•	As of December 31, 2005, on a pro forma basis assuming the consummation of this offering, we would have had $8.0 billion of debt, on a consolidated basis, of which $3.5 billion would have been secured, and $0.7 billion of liabilities to subsidiary trusts issuing preferred securities outstanding.

•	As of December 31, 2005, on a pro forma basis giving effect to this offering and the application of the net proceeds therefrom, the Company would have had total debt of approximately $4.2 billion, of which approximately $308 million was secured debt solely of the Company and the Guarantor.

Underwriting and Offering Expenses

Certain of the underwriters of this offering or their affiliates may receive repayments of amounts outstanding under our 2003 Credit Facility from the net proceeds of this offering.

We estimate that our total expenses of this offering will be approximately $700,000.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-270-3994.